SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D/A*
(Amendment No. 1)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Liberty Acquisition Holdings Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

53015Y107
(CUSIP Number)

Parvus Asset Management (UK) LLP 7 Clifford Street London, W1S 2WE Attention: Angus Milne +44 207 440 2330
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2010
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

--------------------------
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53015Y107	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Parvus Asset Management (UK) LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON* IA, PN

CUSIP No. 53015Y107	SCHEDULE 13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Parvus Asset Management (Cayman) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 53015Y107	SCHEDULE 13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Edoardo Mercadante
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 53015Y107	SCHEDULE 13D	Page 5 of 6 Pages

Item 1.	SECURITY AND ISSUER

This Schedule 13D/A (this “Amendment No. 1”) amends the statement on Schedule 13D filed on October 4, 2010 (the “Original Schedule 13D”, and the Original Schedule 13D as amended hereby, the “Schedule 13D”) relating to the shares of common stock, par value $0.0001 per share (the "Shares"), of Liberty Acquisition Holdings Corp., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.  This Amendment No.1 amends Items 4 and 5 as set forth below.  This Amendment constitutes an “exit” filing with respect to the Schedule 13D by the Reporting Persons.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On November 24, 2010 the Issuer announced that its stockholders approved the Proposed Acquisition.  On December 1, 2010, the Reporting Persons received (A) the per share mixed consideration consisting of (i) 1.5 newly created Prisa Class A ordinary shares, (ii) 3.0 newly created Prisa Class B convertible non-voting shares and (iii) $0.50 in cash in exchange for their Shares and (B) the per warrant mixed consideration consisting of (i) cash in the amount of $0.90 and (ii) 0.45 Prisa Class A ordinary shares in exchange for their Warrants.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)
As of the date hereof, (i) PAM UK, as the investment manager of the Funds, (ii) PAM Cayman, as the manager of the Funds, and (iii) Mr. Mercadante, as the managing member of PAM UK and the 80% owner of PAM Cayman, no longer beneficially own any Shares.

Percentage: Approximately 0% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0 Shares
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0 Shares

(c)	No transactions in the Shares were effected within the last sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	December 1, 2010.

CUSIP No. 53015Y107	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 3, 2010

PARVUS ASSET MANAGEMENT (UK) LLP

By:
Name: Edoardo Mercadante
Title: Partner

PARVUS ASSET MANAGEMENT (CAYMAN) LIMITED

By:
Name: Alessandro Baldin
Title: Director

Name: Edoardo Mercadante